Orckit Communications Reports 2011 First Quarter Results

TEL AVIV, Israel, May 23, 2011 -- Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the first quarter ended March 31, 2011.

Revenues in the first quarter of 2011 were $4.6 million compared to $1.6 million in the comparable quarter last year.  Net loss for the quarter ended March 31, 2011 was $6.0 million, or $(0.27) per share, compared to $6.1 million, or $(0.37) per share, for the first quarter of 2010.  Results for the first quarter of 2010 included other income of $1.6 million as a result of the sale of an equity investment in the first quarter of 2010.

Adjustments related to the valuation of the conversion terms of the Company’s convertible notes issued in March 2007 resulted in financial expense of $352,000 in the quarter ended March 31, 2011 and $317,000 in the quarter ended March 31, 2010.

Key highlights for the quarter:

Revised revenue guidance for calendar 2011 upward by more than 10% from $25 to $28 million;

Added four new Tier 2 and Tier 3 customers from different high-growth regions worldwide increasing Orkcit’s active customer base to more than 20;

Growing interest from Tier 1 carriers worldwide in Orckit’s Packet Transport Network (PTN) solution as a result of increased usage of smart phones and tablets which drives LTE (4G) and 3G deployment, as well as the build up of fixed networks that cater to the delivery of mixed data and voice within the same infrastructure;

Extensive growth in evaluations, trials and demonstrations of Orckit’s PTN solution by major Tier 1 carriers from a variety of regions; and

Started commercial negotiations and engaged in multiple discussions with Tier 1 prospects about deploying Orckit’s PTN solution in fixed networks, as well as in next generation mobile networks.

Izhak Tamir, Chairman and President of Orckit, said, "Orckit achieved improved results with revenues significantly higher than in the first quarter of 2010.  Our increase in revenues was driven by a growing installed base of service providers from around the world.  Given our success so far this year, we have greater visibility and, as a result, we are increasing our revenue forecast for calendar 2011 to $28 million which represents 90% revenue growth compared to FY2010. Our revised guidance does not take into account certain opportunities for increased revenues in excess of our guidance, including the addition of new Tier 1 customers as a result of our discussions with prospects and the possible increase in orders from BSNL beyond our initial participation of $16 million in their tender for fiber to the home as per BSNL procurement policy.”

Mr Tamir concluded, “Our track record this year speaks to our ability to grow our customer base.  In just the first quarter this year, we added four new Tier 2 and Tier 3 carriers for our CM-4000 PTN solutions.  In addition, since the beginning of the year, there has been significant growth in the number of LTE, FTTx and SDH replacement projects around the world, which has led to greater demand for PTN solutions. This has resulted in our participation in additional trials and demonstrations, as well as in initial deployments.  Given our traction, we believe that our success in securing new customers during the first quarter will continue during the remainder of the year with the addition of other new customers derived from these opportunities.”

Conference Call

Orckit Communications will host a conference call on May 23, 2011, at 9:00 a.m. EDT. The call can be accessed by dialing (877) 316-9044 in the United States and (706) 634-2329 internationally. Please utilize the code 57308259. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through June 23, 2011 at 11:59 p.m. at (800) 642-1687 in the United States and (706) 645-9291 internationally. To access this replay, enter the following code: 57308259.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.

Orckit-Corrigent's product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home. Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company's history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

TABLES TO FOLLOW

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
March 31	December 31
2011	2010

ASSETS
Current assets:
Cash and short term marketable securities	$14,561	$19,195
Trade receivables	8,823	6,624
Other receivables	2,322	3,197
Inventories	4,148	3,183
	______	______
Total current assets	29,854	32,199

Long term marketable securities	15,110	16,351
Severance pay fund	3,667	3,611
Property and equipment, net	798	923
Deferred issuance costs, net	139	173
	______	______
Total assets	$49,568	$53,257
	======	======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Trade payables	$4,325	$3,778
Accrued expenses and other payables	6,270	6,910
Deferred income	2,273	1,933

Convertible subordinated notes	26,894	-
Adjustments due to convertible notes conversion terms	(1,001)	-
Convertible subordinated notes, net	25,893	-
	______	______
Total current liabilities	38,761	12,621

Long term liabilities :
Convertible subordinated notes	-	26,151
Adjustments due to convertible notes conversion terms	-	(1,213)
Convertible subordinated notes, net	-	24,938

Accrued severance pay and other	4,481	4,446
	______	______
	4,481	4,446

Total liabilities	43,242	42,005
Shareholders' equity	6,326	11,252
	______	______
Total liabilities and shareholders' equity	$49,568	$53,257
	======	======

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ in thousands, except per share data)
	Three Months Ended
	March 31
	2011	2010

Revenues	$4,555	$1,631

Cost of revenues	2,720	1,223
	______	______
Gross profit	1,835	408

Research and development expenses, net	3,016	3,740

Selling, marketing, general and administrative expenses	4,120	4,048
	______	______
Total operating expenses	7,136	7,788
	______	______
Operating loss	(5,301)	(7,380)

Financial expenses, net	(367)	(30)
Adjustments due to convertible notes conversion terms	(352)	(317)
Total financial expenses, net	(719)	(347)

Other income	-	1,624
	______	______

Net loss	$(6,020)	$(6,103)
	======	======
Net loss per share - basic and diluted	$(0.27)	$(0.37)
	======	======
Weighted average number of shares outstanding – basic and diluted	22,514	16,582
	======	======